Mail Stop 6010

	September 8, 2005

Via Mail and Fax

Mr. John Fuller
President and Chief Executive Officer
In Veritas Medical Diagnostics, Inc.
The Green House, Beechwood Business Park North,
Inverness, Scotland IV2 3BL

	RE: 	In Veritas Medical Diagnostics, Inc.
Form 10-KSB/A No. 2 for the Year Ended July 31, 2004 filed August
15, 2005
		File Number 000-49972

Dear Mr. Fuller:

      We have reviewed your response letter dated August 15, 2005 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.
If
you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-KSB/A No. 2 for the Year Ended July 31, 2004 filed August
15,
2005

Explanatory Note, page 2

1. Please revise this note to specifically state the nature of the errors in the previously issued financial statements so the reader has an understanding of the reasons for this amendment. Also, delete the reference to "SEC comment letter" or regulatory review here and elsewhere in your filing.

Report of Independent Registered Public Accounting Firm, page F-2

2. The auditors` report does not contain the name of your independent public accountants and does not appear to be signed, as denoted by an appropriate "signature symbol." Please include in your filing a signed audit report that covers the years ended July 31, 2004 and 2003 and for the period from March 26, 1997 (inception) through July
31, 2004.

3. The paragraph in the auditors` report that refers to the restatement in Note 9 does not appear to be updated to include the changes made in this filing. Please update this paragraph to also refer to the restatement made on July 28, 2005.

Financial Statements

Statement of Changes in Shareholders` Deficit, page F-6

4. We reissue comment 5 of our letter dated June 30, 2005. Please tell us why the statement of shareholders` deficit does not restate the previous issuances of HEMP for the equivalent number of shares that were exchanged in the acquisition instead of reflecting the 38,397,164 shares of common stock as issued in 2004 for services.

Note 2:  Related Party Transactions, page F-11

5. Refer to comment 7 in our letter dated June 30, 2005. We note that you adjusted your financial statements to remove the gain from debt extinguishment from the 2004 income statement and restated prior years` equity accounts for capital contributions. It is unclear to us how you have arrived at the adjustments made to restate prior and current years` additional paid-in capital account. Please tell us in detail the nature of the debit of $1,800,000 made to additional paid-in capital in 2004 along with the other adjustments made. Revise to clearly describe the transactions in the financial statements for 2003 and 2004 in note 2, and the restated amounts in note 9. We may have further comment based on your response.



Note 9:  Correction of an Error in Previously Issued Financial
Statements, page F-14

6. It is unclear to us how you have concluded that the errors in your financial statements are the result of clerical errors. Based on the disclosure in note 9, it appears that the errors were the result of misapplications of GAAP. Please revise or advise us.

Item 8a.  Controls and Procedures, page F-17

7. In light of the restatements made to the financial statements, please disclose in reasonable detail the basis for the officers` conclusion that your disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.

Representations

8. In your next response please acknowledge in writing the three bullets of the third to the last paragraph of our letter dated
June
30, 2005.

		As appropriate, please amend the indicated filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your responses via EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

		We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities
Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* The company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Doug Jones, Staff Accountant, at (202) 551-
3309, or me at (202) 551-3327 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin
James,
Senior Assistant Chief Accountant, at (202) 551-3671.

	Sincerely,



	Michele Gohlke
	Accounting Branch Chief

cc:	Mr. Martin E. Thorp, Chief Financial Officer (via facsimile
at 011441463667310)